Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2016	2015

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(5,562)	(2,232)
Distributions received greater than equity losses (undistributed equity earnings)	414	(79)
Fixed charges, excluding capitalized interest*	1,105	849

	$(4,043)	(1,462)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$928	652
Capitalized interest	125	255
Interest portion of rental expense	53	86

	$1,106	993

Ratio of Earnings to Fixed Charges**	—	—

  *Includes amortization of capitalized interest totaling approximately $124 million in 2016 and $111 million in 2015.

**Earnings for the nine-month periods ended September 30, 2016 and 2015 were inadequate to cover fixed charges by $5,149 million and $2,455 million, respectively.